UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2025

GROUNDFLOOR FINANCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number:  024-12013

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree Street NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

Common Shares, Limited Recourse Obligations
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor Finance Inc.

form 1-SA

Semiannual period Ending June 30, 2025

September 30, 2025

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated October 4, 2022 and qualified November 22, 2022. Please see this filing on EDGAR.

Summary Financial Information

The unaudited Consolidated Statements of Operations data set forth below with respect to the six months ended June 30, 2025 and June 30, 2024 are derived from, and are qualified by reference to, the unaudited Condensed Consolidated Financial Statements and should be read in conjunction with those unaudited Condensed Consolidated Financial Statements and Notes thereto.

	Unaudited
	Six Months Ended June 30,
	2025	2024
Revenue:
Origination fees	$9,252,072	$4,386,846
Loan servicing revenue	4,921,605	2,912,648
Net interest income on loans to developers	8,850,853	6,841,846
Total revenue	22,724,530	14,141,340
Interest expense on notes	(6,224,635)	(5,915,783)
Revenue, net	16,499,895	8,225,557
Cost of revenue	(1,892,626)	(1,235,885)
Gross profit	14,607,269	6,989,672
Operating expenses:
General and administrative	5,261,576	4,275,857
Sales and customer support	5,845,054	2,925,154
Development	2,639,667	2,839,415
Regulatory	1,206,083	547,736
Marketing and promotions	847,323	1,419,219
Total operating expenses	15,799,703	12,007,381
Loss from operations	(1,192,434)	(5,017,709)
Other expense:
Interest expense on corporate debt instruments	(862,105)	(856,641)
Other expense	-	(7,285)
Total other expense, net	(862,105)	(863,926)
Net loss	(2,054,539)	(5,881,635)
Less: Net income attributable to non-controlling interest in consolidation VIE	(596,239)	273,174
Net loss attributable to Groundfloor Finance, Inc.	$(1,458,300)	$(6,154,809)

Groundfloor’s audited Consolidated Financial Statements for the year ended December 31, 2024, included a going concern note from its auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

*                    *                    *

CAPITALIZATION

The following tables reflect Groundfloor’s capitalization as of June 30, 2025 (unaudited) and December 31, 2024 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with Groundfloor’s Condensed Consolidated Financial Statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	June 30, 2025	December 31, 2024
Stockholders’ equity:
Common stock, no par value	$16,740,092	$16,702,657
Preferred stock, no par value	24,528,894	24,528,894
Additional paid-in capital	10,024,721	9,420,255
Accumulated deficit	(55,810,242)	(54,351,942)
Company’s stockholders’ equity	(4,516,535)	(3,700,136)
Non-controlling interest in consolidated VIE	435,439	1,331,678
Total stockholders’ equity	$(4,081,096)	$(2,368,458)

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion is in conjunction with Groundfloor’s unaudited Condensed Consolidated Financial Statements and the related notes thereto.

Overview

Groundfloor Finance Inc. (“Groundfloor”, “Groundfloor Finance”, “Company”) maintains and operates the Groundfloor Platform for use by us and Groundfloor subsidiaries to provide real estate development investment opportunities to the public. Groundfloor was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. In August 2014, Groundfloor converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. The unaudited Consolidated Financial Statements include Groundfloor’s wholly-owned subsidiaries. Groundfloor Properties GA LLC, a wholly-owned subsidiary, was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, Groundfloor Yield LLC, Groundfloor Labs, LLC, Groundfloor Credit 1, LLC, Groundfloor Credit 2, LLC, and Groundfloor Credit 3, LLC are wholly-owned subsidiaries that were created for the purpose of financing real estate in any state. Groundfloor Depositor, LLC, Groundfloor Mortgage Trust, LLC and Groundfloor Mortgage Trust 2025-1 LLC are wholly-owned subsidiaries that were created for the purpose of securitizing real estate loans. Groundfloor Advisors, LLC is a wholly-owned subsidiary that was created for the purpose of managing certain subsidiary entities. Groundfloor Land, LLC, Groundfloor Homeshares, LLC and Groundfloor Nectar SPV I, LLC are wholly-owned subsidiaries created for the purpose of entering into agreements with independent third parties. Groundfloor Real Estate, LLC and Groundfloor Holdings GA, LLC are currently inactive and management does not have plans to use this entity in the near future.

Investment in Joint Ventures

In November 2021, the Company entered into a limited liability company agreement with two independent third-parties, to form a joint venture, Groundfloor Jacksonville, LLC (“Jacksonville JV” or “the JV”). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its affiliates and potentially developing new products.

The Jacksonville JV commenced operations on January 1, 2022. The results of the Jacksonville JV are consolidated within our financial statements, as the JV has been determined to be a Variable Interest Entity (“VIE”), for which Groundfloor is the primary beneficiary.

As of June 30, 2025, Groundfloor has invested $12,000 in the Jacksonville JV in the form of their initial capital contribution, as well as $4.2 million of loan financing under the terms of the Jacksonville JV Credit Facility Agreement.

For the six months ended June 30, 2025 and 2024, the Jacksonville JV recorded net loss of $1.0 million and net income of $0.5 million, respectively, and the non-controlling interest in the Jacksonville JV was a loss of $0.6 million and income $0.3 million, respectively. See Note 3, Variable Interest Entities, to the accompanying Notes to the Condensed Consolidated Financial Statements for additional information.

Funding Loan Advances

To date, the Company has entered into the following financial arrangements designed to facilitate Loan advances.

Starting in November 2018 and continuing through June 30, 2025, Groundfloor entered into various Groundfloor Notes, secured promissory notes, with investors. The Groundfloor Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land for commercial purposes. The principal outstanding as of June 30, 2025, was $22.5 million.

Starting in January 2021 and continuing through June 30, 2025, Groundfloor entered into various Stairs Notes, secured promissory notes, with Investors. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof are used primarily to continually expand and replenish the portfolio of loans owned by the Company. The use of the funds generated by the Stairs Notes offering can be adjusted at the discretion of the business as business needs change. The principal outstanding as of June 30, 2025, was $98.4 million.

Financial Position and Operating History

In connection with the audit for the year ended December 31, 2024, our auditors expressed substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, Groundfloor has continued to raise additional funds through convertible debt and equity offerings.

Groundfloor has a limited operating history and have incurred a net loss since our inception. Our net loss was $1.5 million for the six months ended June 30, 2025. To date, Groundfloor has earned revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries corresponding to the limited recourse obligations (“LROs”) and other secured borrowings. Groundfloor has funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, Groundfloor expects that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in our Consolidated Financial Statements will not be used to directly finance our operations. Groundfloor will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, Groundfloor collects origination and servicing fees on Loans Groundfloor is able to make to Developers, which Groundfloor recognizes as revenue. The more loans to developers (“Loans”) Groundfloor is able to fund through the proceeds of our offerings, the more fee revenue Groundfloor will earn. With increased fee revenue, our financial condition will improve. However, Groundfloor does not anticipate this increased fee revenue to be able to fully support our operations through the next twelve months.

Groundfloor’s operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance its operations until Groundfloor reaches profitability and becomes cash-flow positive, which Groundfloor does not expect to occur before 2025. Groundfloor’s operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before Groundfloor reaches profitability.

To date, the Company has raised funds for operations through multiple common stock, preferred stock, and convertible note fundraising rounds. See “Liquidity and Capital Resources” below for additional detail of the Company’s capital raises.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our Condensed Consolidated Financial Statements, which Groundfloor has prepared in accordance with generally accepted accounting principles. The preparation of these Condensed Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our unaudited Condensed Consolidated Financial Statements.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed, and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight-line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share Based Compensation

Groundfloor accounts for share-based compensation using the fair value method of accounting, which requires all such compensation to employees and nonemployees, including the grant of employee stock options, restricted stock, and performance-based awards, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Allowance for Current Expected Credit Losses

The Company records an allowance for credit losses in accordance with the current expected credit loss (“CECL”) Standard on the loan portfolio at amortized cost, on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment. The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to Note 4 of the Condensed Consolidated Financial Statements for further information regarding the CECL allowance.

The Company made an accounting policy election to exclude “Interest receivable on loans to developers” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner. Refer to “Nonaccrual and Past Due Loans” section below for a description of the Company’s policies established to write-off interest.

Payments to holders of LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs. The allowance calculated for Loans is accordingly applied as the reserve for LROs. The allowance for expected credit losses on “Loans to developers, amortized cost” is presented separately in the Condensed Consolidated Balance Sheets as “Allowance for loans to developers”, while the allowance for “Limited recourse obligations” is presented separately on the Condensed Consolidated Balance Sheet as “Allowance for limited recourse obligations”.

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers” and corresponding “Limited recourse obligations” is discontinued when, in management’s opinion, the collection of the interest income is less than probable. “Interest income” and “Interest expense” on the “Loans to developers” and the corresponding “Limited recourse obligations” are discontinued and placed on nonaccrual status at the time the Loan is 180 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 180 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The “Loans to developers” and corresponding “Limited recourse obligations” are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for “Loans to developers” and “Limited recourse obligations” is reversed against “Interest income” and “Interest expense”, respectively.

Provision for Income Taxes

Groundfloor accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

Six Months Ended June 30, 2025 and 2024

	Unaudited
	Six Months Ended June 30,
	2025	2024
Revenue:
Origination fees	$9,252,072	$4,386,846
Loan servicing revenue	4,921,605	2,912,648
Net interest income on loans to developers	8,850,853	6,841,846
Total revenue	22,724,530	14,141,340
Interest expense on notes	(6,224,635)	(5,915,783)
Revenue, net	16,449,895	8,225,557
Cost of revenue	(1,892,626)	(1,235,885)
Gross profit	14,607,269	6,989,672
Operating expenses:
General and administrative	5,261,576	4,275,857
Sales and customer support	5,845,054	2,925,154
Development	2,639,667	2,839,415
Regulatory	1,206,083	547,736
Marketing and promotions	847,323	1,419,219
Total operating expenses	15,799,703	12,007,381
Loss from operations	(1,192,434)	(5,017,709)
Other expense:
Interest expense on corporate debt instruments	(862,105)	(856,641)
Other expense	-	(7,285)
Total other expense, net	(862,105)	(863,926)
Net loss	(2,054,539)	(5,881,635)
Less: Net income attributable to non-controlling interest in consolidation VIE	(596,239)	273,174
Net loss attributable to Groundfloor Finance, Inc.	$(1,458,300)	$(6,154,809)

Revenue, net

Revenue, net for the six months ended June 30, 2025 and 2024 was $16.4 million and $8.2 million, respectively, an increase of $8.2 million or 100%. The Company facilitated the origination of 568 and 440 developer loans during the six months ended June 30, 2025 and 2024, respectively. Origination fees and loan servicing revenue were earned related to the origination of these developer loans. Origination fees are determined by the term and credit risk of the developer loan and range from 1% to 10%. The fees are deducted from the loan proceeds at the time of issuance. On January 1, 2025, the Company adopted the provisions of ASC 825-10 Financial instruments – Overall guidance on the fair value option for financial instruments, which permits companies to elect to measure certain financial instruments and certain other items at fair value. We applied the provisions of ASC 825-10 to newly originated or purchased loans to developers and the related limited recourse obligations. Under the provisions of ASC 825-10, the Company recognizes origination fees at the origination of the loan, rather than deferring the fees. Loan servicing revenue are fees incurred in servicing the developer loans. Net interest income on loans to developers was earned on loans to developers outstanding during the period, less interest expense on limited recourse obligations. Interest expense was incurred on the Company’s notes payable during the period. Groundfloor expects operating revenue to increase in future periods as its loan application and processing volume are expected to increase.

Gross Profit

Gross profit for the six months ended June 30, 2025 and 2024 was $14.6 million and $7.0 million, respectively, an increase of $7.6 million or 109%. The increase in gross profit was due to an increase in origination revenues, as the Company originated more loans, in both units and total loan volume, relative to the prior year, combined with the effects of the election of fair value option on loans to developers on January 1, 2025, as well as the increase in net interest income on loans to developers. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating the origination and servicing of loans. Groundfloor expects gross profit to increase as its loan application and processing volume increases.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2025 and 2024, were $5.3 million and $4.3 million, respectively, an increase of $1.0 million or 23%. General and administrative expenses consist primarily of employee compensation cost, professional fees, consulting fees and rent expense. The increase was driven primarily by an increase in both employee and non-employee compensation costs. Groundfloor expects general and administrative expense to increase due to the planned investment in business infrastructure required to support its growth.

Sales and Customer Support

Sales and customer support expense for the six months ended June 30, 2025 and 2024, were $5.8 million and $2.9 million, respectively, an increase of $2.9 million or 100%. Sales and customer support expenses consist primarily of employee compensation cost and asset management costs. The increase was primarily due to the increase in asset management servicing costs and commissions. Groundfloor expect sales and customer support expense to continue to increase due to the planned investment in customer acquisition and support required to support its growth.

Development Expense

Development expense for the six months ended June 30, 2025, and 2024, were $2.6 million and $2.8 million, respectively, a decrease of $0.2 million or 7%. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our website and lending platform. The decrease was attributable to an slight decrease in employee compensation cost. Groundfloor expects development expense to increase in the future due to the planned investments in our website and lending platform required to support our technology infrastructure as Groundfloor grows.

Regulatory Expense

Regulatory expense for the six months ended June 30, 2025 and 2024, were $1.2 million and $0.5 million, respectively, an increase of $0.7 million or 120%. Regulatory expense primarily consists of legal fees and compensation cost required to maintain compliance with regulatory authorities, including the Securities Exchange Commission (“SEC”). The increase is primarily due to the additional legal expense related to qualifying our offerings with the SEC, including the requirements of offering securities through Tier 2 under Regulation A, which requires complying with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense for the six months ended June 30, 2025 and 2024, were $0.8 million and $1.4 million, respectively, a decrease of $0.6 million or 40.3%. Marketing and promotions expense consists primarily of promotional and advertising expense as well as consulting expense and compensation cost. The decrease is primarily attributable to decreased spending on advertising and promotional expenses, as well as a decrease in compensation costs.

Interest Expense

Interest expense for the six months ended June 30, 2025 and 2024, excluding interest paid on limited recourse obligations, Groundfloor Notes, Stairs Notes and Bonds Payable, was $0.9 million and $0.9 million, respectively. Interest expense remained relatively flat period over period, as the Company’s interest expense on convertible notes remained consistent.

Net Loss

Net loss attributable to the Company for the six months ended June 30, 2025 and 2024 was $1.5 million and $6.2 million, respectively, a decrease in net loss of $4.7 million or 76%. The decrease in the net loss was primarily attributable to the increase in net revenue from $8.2 million to $16.4 million, or 100%.

Liquidity and Capital Resources

The unaudited Condensed Consolidated Financial Statements included in this Offering Circular have been prepared assuming that Groundfloor will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The unaudited Condensed Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor be unable to continue as a going concern.

Groundfloor incurred a net loss for the six months ended June 30, 2025 and 2024, and has an accumulated deficit as of June 30, 2025 of $55.8 million. Since our inception, Groundfloor has financed our operations through debt and equity financing from various sources. Groundfloor is dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended
	June 30, 2025	June 30, 2024
Operating activities	$(5,836,407)	$(3,832,826)
Investing activities	(53,138,289)	2,692,548
Financing activities	72,513,163	(6,128,015)
Net increase (decrease) in cash	$13,538,467	$(7,268,902)

Net cash flows used in operating activities for the six months ended June 30, 2025 and 2024 was $5.8 million and $3.8 million, respectively. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to sales and marketing initiatives.

Net cash flows used in investing activities for the six months ended June 30, 2025 was $53.1 million compared to net cash flows provided by investing activities for the six months ended June 30, 2024 of $2.7 million. Net cash provided by (used in) investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash flows provided by financing activities for the six months ended June 30, 2025 was $72.5 million compared to net cash flows used in financing activities for the six months ended June 30, 2024 of $6.1 million. Net cash used in financing activities primarily represents proceeds from the issuance of Groundfloor Notes, Stairs Notes, and LROs to investors through the Groundfloor Platform, and proceeds from equity offerings, offset by repayments of Groundfloor Notes, Stairs Notes, and LROs to investors. For the six months ended June 30, 2025, net cash provided by financing activities includes proceeds from the Company’s Class A Notes offering completed in May 2025.

From August 2023 to December 2023, the Company issued subordinated convertible notes (the “2023 Subordinated Convertible Notes”) to Investors for total proceeds of $7.6 million. The 2023 Subordinated Convertible Notes bear interest at the rate of 12.5% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of August 24, 2025, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2023 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

From August 2023 to December 2023, the Company issued mezzanine subordinated convertible notes (the “2023 Subordinated Convertible Notes”) to Investors for total proceeds of $2.3 million. The 2023 Mezzanine Subordinated Convertible Notes bear interest at the rate of 10.5% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of August 24, 2028, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2023 Mezzanine Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

In January 2024, the Company launched an offering of its B-3 Preferred Stock (the “2024 B-3 Preferred Stock Offering”) on its platform, limited to existing shareholders. The Company offered shares of its B-3 Preferred Stock at $46 per share. As a result of the offering the Company received gross proceeds of $667,138 in exchange for the issuance of 15,413 shares of Series B-3 Preferred Stock.

In 2024, certain holders of the 2023 Mezzanine Subordinated Convertible Notes elected to convert their holdings into common stock, at the discretion of the noteholder. Pursuant to the terms of the contractual agreement, Noteholders converted approximately $0.2 million in principal and $0.01 million in accrued interest into 6,414 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

The Company repaid quarterly installments of the 2023 Mezzanine Subordinated Convertible Notes in April 2024, July 2024 and October 2024, repaying noteholders approximately $0.42 million in aggregate, consisting of $0.26 million in principal and $0.16 million of interest.

From September to December 2024, the Company launched and offering of its B-3 Preferred Stock (the “Republic Offering”) offering shares under Regulation CF, using a third party, Republic, to facilitate the offering. The Company offered shares of its B-3 Preferred Stock at $50 per share. As a result, the company received gross proceeds of $1,147,425, less offering costs of $111,191, in exchange for the issuance of 24,638 shares of Series B-3 Preferred Stock.

In December 2024, the Company completed the issuance of $57,986,000 Class A mortgage-backed notes (“Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust. The Class A Notes have a stated maturity date of December 2027 and are secured by the Loans of the Issuer. The Company holds the responsibility to repay the Class A Note holders. The Company will collect repayments on the underlying Loans that are collateral of the Class A Notes and remit those repayments to the Issuer. The underlying Loans have maturity dates through October 2025. The interest rate on the Class A Notes is 7.387% and payments on the Class A Notes are made on the 25th of each month beginning in January 2025. The stated final payment date of the Notes will be in December 2027. The Company recognized $1,570,404 of debt offering costs, which have been deferred and will be amortized over the term of the Class A Notes.

In May 2025, the Company completed the issuance of $62,063,000 Class A mortgage-backed notes (“Class A Notes”) through its newly created entity, Groundfloor Mortgage Trust 2025-1. The Class A Notes have a stated maturity date of May 2028 and are secured by the Loans of the Issuer. The Company holds the responsibility to repay the Class A Note holders. The Company will collect repayments on the underlying Loans that are collateral of the Class A Notes and remit those repayments to the Issuer. The underlying Loans have maturity dates through September 2026. The interest rate on the Class A Notes is 7.16625% and payments on the Class A Notes are made on the 25th of each month beginning in June 2025. The stated final payment date of the Notes will be in May 2028. The Company recognized $1,428,082 of debt offering costs, which have been deferred and will be amortized over the term of the Class A Notes.

Groundfloor has incurred losses since its inception, and Groundfloor expects it will continue to incur losses for the foreseeable future. Groundfloor requires cash to meet its operating expenses and for capital expenditures. To date, Groundfloor has funded its cash requirements with proceeds from its convertible note and preferred stock issuances. Groundfloor anticipate that it will continue to incur substantial net losses as it grows the Groundfloor Platform. Groundfloor does not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet its future capital requirements, Groundfloor will need to finance its cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Plan of Operation

Prior to September 2015, Groundfloor’s operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified Groundfloor’s first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, Groundfloor has not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, Groundfloor has qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, its wholly-owned subsidiary, in each case under Tier 1 of Regulation A. In January 2018, Groundfloor’s offering statement relating to the offer and sale of limited recourse obligations (the “LRO Offering Circular”) was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which Groundfloor may offer and sell to $75 million, less any other securities sold by Groundfloor under Regulation A. Groundfloor has filed, and intends to continue to file, post-qualification amendments to the LRO Offering Circular on a regular basis to include additional series of LROs. Groundfloor expects to expand the number of states in which Groundfloor offers and sells LROs during the next 12 months. With this increased geographic footprint, Groundfloor expects that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of Groundfloor loans and corresponding offerings increase, Groundfloor plans to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until Groundfloor reaches profitability and becomes cash-flow positive, which Groundfloor does not expect to occur before 2024. Future equity or debt offerings by Groundfloor will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements. Further, we have not guaranteed any obligations of unconsolidated entities, nor do we have any commitment or intent to provide funding to any such entities.

GROUNDFLOOR FINANCE INC.

Condensed Consolidated Financial Statements (Unaudited)

As of June 30, 2025 and December 31, 2024

and for the six-month periods ended June 30, 2025 and 2024

GROUNDFLOOR FINANCE INC.

GROUNDFLOOR FINANCE INC.

Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash (1)	$7,636,052	$2,096,160
Restricted cash	62,219,245	54,220,669
Loans to developers, amortized cost (1)	150,595,373	224,596,705
Allowance for loans to developers (1)	(2,758,584)	(4,781,901)
Loans to developers, at fair value	103,833,002	-
Interest receivable on loans to developers (1)	26,427,181	24,259,682
Other real estate owned	30,092,984	20,328,188
Credit facility receivable	18,257,271	9,386,484
Other current assets	12,467,500	11,721,442
Total current assets	408,770,025	341,827,429
Investments in debt securities	12,295,020	9,867,160
Property, equipment, software, website, and intangible assets, net	3,491,246	3,521,681
Other assets	10,788,229	9,244,671
Total assets	$435,344,520	$364,460,941
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses (1)	$5,205,109	$7,515,188
Limited recourse obligations	129,965,362	160,742,560
Allowance for limited recourse obligations	(7,043,241)	(9,204,695)
Limited recourse obligations, at fair value	53,457,833	-
Accrued interest on limited recourse obligations	11,472,007	11,410,104
Other securities payable	7,043,374	7,270,571
Short-term notes payable	106,984,535	102,172,477
Bond payable	89,643,741	56,396,667
Short-term convertible notes	9,242,676	8,010,031
Other current liabilities	296,983	239,319
Total current liabilities	406,268,379	344,552,222
Long-term notes payable	13,917,269	11,283,700
Long-term convertible notes	9,189,000	1,416,728
Long-term other securities payable	9,119,710	8,644,920
Other liabilities	931,258	931,829
Total liabilities	439,425,616	366,829,399
Commitments and contingencies (See Note 14)
Stockholders’ equity:
Series B-2 convertible preferred stock, no par, 243,348 shares designated, 189,270 shares issued and outstanding (liquidation preference of $5,833,301)	5,754,564	5,754,564
Series B convertible preferred stock, no par, 441,940 shares designated, 441,940 shares issued and outstanding (liquidation preference of $8,056,566)	7,429,483	7,429,483
Series A convertible preferred stock, no par, 747,373 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series Seed convertible preferred stock, no par, 568,796 shares designated, 554,038 shares issued and outstanding (liquidation preference of $2,883,678)	2,537,150	2,537,150
Series B-3 convertible preferred stock, no par, 230,000 shares designated, 92,420 shares issued and outstanding (liquidation preference of $2,294,434)	3,845,262	3,845,262
Common stock, no par, 30,000,000 shares authorized, 2,470,754 issued and outstanding as of June 30, 2025 and 2,460,766 issued and outstanding as of December 31, 2024	16,740,092	16,702,657
Additional paid-in capital	10,024,721	9,420,255
Accumulated deficit	(55,810,242)	(54,351,942)
Company’s stockholders’ (deficit) equity	(4,516,535)	(3,700,136)
Non-controlling interest in consolidated variable interest entities	435,439	1,331,678
Total stockholders’ (deficit) equity	(4,081,096)	(2,368,458)
Total liabilities and stockholders’ (deficit) equity	$435,344,520	$364,460,941

(1)	Includes amounts of the consolidated variable interest entity (VIE), presented separately in Note 3 below.

See accompanying notes to Condensed Consolidated Financial Statements.

GROUNDFLOOR FINANCE INC.

Condensed Consolidated Statements of Operations (Unaudited)

	Six Months Ended June 30,
	2025	2024
Revenue:
Origination fees	$9,252,072	$4,386,846
Loan servicing revenue	4,921,605	2,912,648
Net interest income on loans to developers	8,550,853	6,841,846
Total revenue	22,724,530	14,141,340
Interest expense on notes	(6,224,635)	(5,915,783)
Revenue, net	16,499,895	8,225,557
Cost of revenue	(1,892,626)	(1,235,885)
Gross profit	14,607,269	6,989,672
Operating expenses:
General and administrative	5,261,576	4,275,857
Sales and customer support	5,845,054	2,925,154
Development	2,639,667	2,839,415
Regulatory	1,206,083	547,736
Marketing and promotions	847,323	1,419,219
Total operating expenses	15,799,703	12,007,381
Loss from operations	(1,192,434)	(5,017,709)
Other expense:
Interest expense on corporate debt instruments	(862,105)	(856,641)
Other expense	-	(7,285)
Total other expense, net	(862,105)	(863,926)
Net loss	(2,054,539)	(5,881,635)
Less: Net income attributable to non-controlling interest in consolidation VIE	(596,239)	273,174
Net loss attributable to Groundfloor Finance, Inc.	$(1,458,300)	$(6,154,809)

See accompanying notes to Condensed Consolidated Financial Statements.

GROUNDFLOOR FINANCE INC.

Condensed Consolidated Statements of Stockholder’s Equity (Unaudited)

				Convertible
				Preferred Stock									Additional		Company	Non-Controlling	Total
	Series B-2		Series A		Series B		Series Seed		Series B-3		Common Stock		Paid-in	Accumulated	Stockholders'	Interest in	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity	Consolidated VIE	Equity
Stockholders’ equity as of December 31, 2024	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	92,420	$3,845,262	2,460,766	$16,702,657	$9,420,255	$(54,351,942)	$(3,700,136)	$1,331,678	$(2,368,458)
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	9,988	37,435	-	-	37,435	-	37,435
Stock-based compensation expense & warrants	-	-	-	-	-	-	-	-	-	-	-	-	604,466	-	604,466	-	604,466
Distribution to non-controlling interest holders in consolidated VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(300,000)	(300,000)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,458,300)	(1,458,300)	(596,239)	(2,054,539)
Stockholders’ equity as of June 30, 2025	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	92,420	$3,845,262	2,470,754	$16,740,092	10,024,721	(55,810,242)	(4,516,535)	435,439	(4,081,096)

				Convertible
				Preferred Stock									Additional		Company	Non-Controlling	Total
	Series B-2		Series A		Series B		Series Seed		Series B-3		Common Stock		Paid-in	Accumulated	Stockholders'	Interest in	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity	Consolidated VIE	Equity
Stockholders’ equity as of December 31, 2023	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	52,369	$2,141,890	2,400,565	$16,401,430	$8,627,474	$(40,098,849)	$7,755,577	$568,942	$8,324,519
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	15,413	667,140	-	-	-	-	667,140	-	667,140
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	6,414	253,566	-	-	253,566	-	253,566
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	46,833	47,353	-	-	47,353	-	47,353
Stock-based compensation expense & warrants	-	-	-	-	-	-	-	-	-	-	-	-	859,180	-	859,180	-	859,180
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,154,810)	(6,154,810)	273,174	(5,881,636)
Stockholders’ equity as of June 30, 2024	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	67,782	$2,809,030	2,453,812	$16,702,349	$9,486,654	$(46,253,659)	$3,428,006	$842,116	$4,270,122

See accompanying notes to Condensed Consolidated Financial Statements.

GROUNDFLOOR FINANCE INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net (loss) income	$(2,054,539)	$(5,881,635)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,073,114	1,117,527
Noncash interest expense	862,105	912,810
Share-based compensation	604,466	859,180
Current Expected Credit Loss and Changes in FMV	(206,975)	-
Right of use asset amortization	(110,567)	42,029
Origination of loans held for sale	-	(1,333,480)
Proceeds from loans held for sale	-	1,333,480
Loss on disposal of fixed assets	-	7,285
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(2,893,708)	426,273
Interest receivable on loans to developers	(2,167,499)	(860,064)
Other assets	(1,004,707)	(1,206,261)
Accrued interest on limited recourse obligations	61,903	750,030
Net cash flows from operating activities	(5,836,407)	(3,832,826)
Cash flows from investing activities
Loan payments to developers	(144,649,717)	(108,356,004)
Repayments of loans from developers	105,212,178	114,612,723
Loan payments to credit facility	(11,660,237)	-
Loans purchased from originators	(4,353,202)	-
Proceeds from sale of properties held for sale	3,505,250	4,644,754
Payments of software and website development costs	(1,132,885)	(1,094,782)
Purchases of equipment, furniture and fixtures, and leasehold improvements	(59,676)	(132,318)
Purchases of debt securities	-	(6,955,000)
Disposal of property and equipment	-	(26,825)
Net cash flows from investing activities	(53,138,289)	(2,692,548)
Cash flows from financing activities
Proceeds from limited recourse obligations	140,541,670	94,927,913
Repayments of limited recourse obligations	(117,861,035)	(84,258,081)
Proceeds from other securities	4,124,001	5,362,822
Repayments of other securities	(3,876,408)	(1,774,410)
Proceeds from Groundfloor Notes	45,620,387	10,355,074
Repayments on Groundfloor Notes	(38,654,727)	(30,713,367)
Repayments on Stairs Notes, net	479,967	(603,092)
Repayment of convertible notes	(184,083)	(139,367)
Proceeds from issuance of convertible notes	9,189,00	-
Distributions to noncontrolling owners of VIE	(300,000)	-
Proceeds from issuance of bond payable	60,634,751	-
Repayments of bond payable	(27,237,795)	-
Proceeds from issuance of Series B-3 convertible preferred stock, net of offering costs	-	667,140
Proceeds from the exercise of stock options and warrants	37,435	47,353
Net cash flows from financing activities	72,513,163	(2,621,100)
Net (decrease) increase in cash	13,538,467	(7,268,293)
Cash and restricted cash as of beginning of the period	56,316,829	24,174,902
Cash and restricted cash as of end of the period	$69,855,296	$16,906,609
Supplemental cash flow disclosures
Cash paid for interest	$9,900,905	5,704,388

GROUNDFLOOR FINANCE INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30,
	2025	2024
Supplemental disclosure of noncash investing and financing activities:
Loans to developers transferred to other real estate owned	$12,924,934	$9,861,221
Decrease in allowance for loan to developers	2,023,317	370,230
Write-down of interest receivable on loans to developers and accrued interest on limited recourse obligations	-	1,332,195
Right-of-use assets acquired in exchange for lease liability	81,339	1,205,466
Conversion of convertible notes payable and accrued interest into common stock or Series B convertible preferred stock	-	253,566
Decrease in fair market value of other real estate owned	345,112	142,693

See accompanying notes to Condensed Consolidated Financial Statements.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," “Groundfloor” or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. Groundfloor Properties GA LLC, a wholly-owned subsidiary, was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, Groundfloor Yield LLC, Groundfloor Labs, LLC, Groundfloor Credit 1, LLC, Groundfloor Credit 2, LLC, and Groundfloor Credit 3, LLC are wholly-owned subsidiaries that were created for the purpose of financing real estate in any state. Groundfloor Depositor, LLC, Groundfloor Mortgage Trust, LLC and Groundfloor Mortgage Trust 2025-1 LLC are wholly-owned subsidiaries that were created for the purpose of securitizing real estate loans. Groundfloor Advisors, LLC is a wholly-owned subsidiary that was created for the purpose of managing certain subsidiary entities. Groundfloor Land, LLC, Groundfloor Homeshares, LLC and Groundfloor Nectar SPV I, LLC are wholly-owned subsidiaries created for the purpose of entering into agreements with independent third parties. Groundfloor Real Estate, LLC and Groundfloor Holdings GA, LLC are currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (“Projects”). With this online investment platform (“Platform”), public investors (“Investors”) are able to choose between multiple Projects, and real estate developers of the Projects (“Developers”) are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Basis of Presentation and Liquidity

The Company’s Condensed Consolidated Financial Statements include the amounts of Groundfloor Finance Inc. and its wholly-owned subsidiaries, along with the amounts related to variable interest entities (“VIEs”) for which Groundfloor is the primary beneficiary. The non-controlling interests as of June 30, 2025 and December 31, 2024 represents the outside owner’s interest in the Company’s consolidated VIE. All intercompany transactions and balances have been eliminated upon consolidation.

These Condensed Consolidated Financial Statements are condensed in their disclosures and intended to be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

The Company has sponsored two investment programs as of June 30, 2025, Groundfloor Loans 1, LLC and Groundfloor Loans 2, LLC, which use a typical real estate investment trust (“REIT”) structure similar to other publicly offered REITs, but are only available to investors through the Groundfloor platform.

Certain reclassifications have been made to the prior year presentation to conform to the current period presentation in the Condensed Consolidated Financial Statements. These reclassifications were not material to the financial statements.

The Company’s Condensed Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Condensed Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

The Condensed Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Condensed Consolidated Financial Statements. In addition, the Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ from those estimates and assumptions.

Consolidation of Variable Interest Entities

The determination of whether to consolidate a VIE in which the Company holds a variable interest requires a significant amount of analysis and judgment regarding whether we are the primary beneficiary of the VIE due to our holding a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if we have both the power to direct the VIE’s activities that most significantly affect the VIE’s economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity’s equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support and (ii) whether a holder’s equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the entity’s success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity. The Company is required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE.

Loans to Developers and Limited Recourse Obligations

On January 1, 2025, the Company adopted the provisions of ASC 825-10 Financial instruments – Overall guidance on the fair value option for financial instruments, which permits companies to elect to measure certain financial instruments and certain other items at fair value. We applied the provisions of ASC 825-10 to newly originated or purchased loans to developers and the related limited recourse obligations. The standard requires that estimated unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. “Loans to developers, at fair value” are initially recorded at the fair value of the loan receivable and are subsequently increased as additional draws are disbursed to developers. “Limited recourse obligations, at fair value” are originally recorded at the fair value of the investment payable to investors. Limited Recourse Obligations, at fair value were $53,457,833 and $0 as of June 30, 2025 and December 31, 2024, respectively.

Refer to footnote 3 “Fair value measurements” for details on the Company’s methods of recording these financial instruments at fair value.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

“Loans to developers” are originally recorded at amortized cost (outstanding principal balance, net of discounts, premiums, and unearned income), then subsequently increased as additional draws are disbursed to developers. “Limited recourse obligations” are originally recorded at the original principal amount committed by investors. Limited Recourse Obligations were $129,965,362 and $169,174,236 as of June 30, 2025, and December 31, 2024, respectively, on the accompanying Consolidated Balance Sheets.

The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs.

The Company’s obligation to pay principal and interest on an LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying “Limited recourse obligations” associated with uncollectable “Loans to developers.” Amounts collected related to a defaulted Loan are returned to the Investors based on their pro-rata portion of the corresponding LROs, if applicable, less collection costs incurred by the Company. From time to time, the Company may settle LROs with Investors, at the Investors’ election, for amounts less than carrying value. Any gain recognized on such transaction is recorded within “Other Income (expense)” in our Consolidated Statement of Operations.

The Loans are recorded on the Company’s Consolidated Balance Sheets to “Loans to developers” once the Loan has closed and funds have been disbursed to Developers. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

The LROs are recorded on the Company’s Consolidated Balance Sheets to “Limited recourse obligations” to the extent LROs related to existing loans have been funded by investors.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans to independent third parties. At the time of such sales, the Company may simultaneously enter into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on a whole loan sale based on the net proceeds from the whole loan sale, less the carrying value of the loans sold. All unamortized origination fees incurred in the origination process are recognized within “Origination fees” in the Consolidated Statements of Operations. For sold loans for which the Company retains servicing rights, the Company evaluates whether the expected contractual compensation represents adequate compensation for servicing in order to determine whether a servicing asset or servicing liability arises from the transaction. No servicing rights assets or liabilities have been identified as of June 30, 2025 and December 31, 2024. During the six months ended June 30, 2025 and 2024, the Company sold $0 and $1,333,405, respectively, of loans under loan sale agreements. No gain was recognized on the sale of these loans.

Share-Based Compensation

The Company issues share-based awards to certain employees and non-employees in the form of stock options and warrants, which are measured at fair value at the date of grant. The fair value determined at the date of grant is expensed, based on our estimate of awards that will eventually vest, ratably over the vesting period. The fair value of each stock option and warrant is estimated using the Black-Scholes option pricing model. Refer to Note 10 for additional information.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the reported amounts in the Condensed Consolidated Financial Statements and the tax basis of assets and liabilities, using the statutory tax rates in effect for the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

NOTE 2:	RECENT ACCOUNTING PRONOUNCEMENTS

The Company has evaluated the recent pronouncements issued since filing its annual audited Consolidated Financial Statements for the year ended December 31, 2024 and believes that none of them have a material effect on the Company’s Condensed Consolidated Financial Statements as of and for the period ended June 30, 2025.

NOTE 3:	FAIR VALUE MEASUREMENTS

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2—Financial assets and liabilities whose values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3—Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

Cash and restricted cash —Cash and restricted cash are classified within Level 1 of the fair value hierarchy, as the primary component of the price is obtained from quoted market prices in an active market. The carrying amounts of our cash approximate their fair values due to the short maturities and highly liquid nature of these accounts.

Loans to Developers, at fair value—We elected the fair value method to account for our Loans to Developers, at fair value. As a result of this election, our Loans to Developers, at fair value are carried at fair value on a recurring basis. We apply the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities, to value our Loans to Developers, at fair value. The Company determines the fair value of the loans using market rates that similar or identical instruments have been sold to third parties by Groundfloor. Therefore, Loans to Developers, at fair value are classified within Level 3 of the fair value hierarchy.

Other Real Estate Owned—Other real estate owned are recorded in the Condensed Consolidated Balance Sheets at the lower of cost or fair value and therefore, are measured at fair value on a nonrecurring basis. The Company determines the fair value of other real estate owned using several inputs, including market rates that similar or identical properties have been sold to market participants, as well as expected cash flows, and management’s judgement on construction required to sell the property. Therefore, Other Real Estate Owned are classified within Level 3 of the fair value hierarchy.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Limited Recourse Obligations, at fair value—We elected the fair value method to account for our Limited recourse obligations, at fair value. As a result of this election, limited recourse obligations, at fair value, are carried at fair value on a recurring basis. Our obligation to pay principal and interest on any limited recourse obligations is equal to the pro-rata portion of the payments received on loans to developers, at fair value. As such, the fair value of the limited recourse obligations, at fair value, is based on the expected cash flows of the underlying loan to developer, which incorporates management estimates, historical repayment activity, and discount rate to determine the expected cash flows. As a result, the Company classifies these liabilities within Level 3 of the fair value hierarchy.

The following table summarizes the financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value.

	Level 1	Level 2	Level 3	Total
Assets:
Loans to Developers, at fair value	$-	$-	$103,833,002	$103,833,002
Other real estate owned	-	-	30,092,984	30,092,984
Total	$-	$-	$133,915,986	133,915,986

Liabilities:
Limited Recourse Obligations, at fair value	$-	$-	$53,457,833	$53,457,833
Total	$-	$-	$53,457,833	$53,457,833

There were no transfers between any of the levels within the fair value hierarchy during the six months ended June 30, 2025 or 2024.

The following tables represent a detailed roll forward of the Company’s Level 3 assets and liabilities.

Six months ended
Loans to Developers, at Fair Value	June 30, 2025
Beginning balance	$-
Loan payments to Developers	108,472,195
Repayments	(4,639,193)
Ending balance	$103,833,002

Six months ended
Other Real Estate Owned	June 30, 2025
Beginning balance	$20,328,188
Transfer to OREO	12,924,934
Repayments	(3,505,250)
Change in fair value	345,111
Ending balance	$30,092,983

Six months ended
Limited Recourse Obligations, at Fair Value	June 30, 2025
Beginning balance	$-
Funds collected from investors	76,677,126
Repayments to investors	(23,219,293)
Ending balance	$53,457,833

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The carrying amounts and the fair values of the Company’s financial instruments as of June 30, 2025 and December 31, 2024 are presented below:

	Level	Carrying Amount	Fair Value
Assets:
Cash	Level 1	$7,097,374	$7,097,374
Restricted Cash	Level 1	62,219,245	62,219,245
Loans to Developers, at fair value	Level 3	103,833,002	103,833,002

Liabilities:
Limited Recourse Obligations, at fair value	Level 3	$53,457,833	$53,457,833

NOTE 4:	VARIABLE INTEREST ENTITIES

In November 2021, the Company entered into a limited liability company agreement with two independent third parties to form a joint venture, Groundfloor Jacksonville, LLC (“Jacksonville JV” or “JV”). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its affiliates and potentially developing new equity products.

Under the provisions of ASC 810, Consolidation, we determined that the Jacksonville JV is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity’s economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of the Jacksonville JV within the accompanying Condensed Consolidated Financial Statements with a non-controlling interest for the third-party ownership of the joint venture's membership interests.

The Company has sponsored two investment programs, Groundfloor Loans 1 LLC (“GF Loans 1”) and Groundfloor Loans 2 LLC (“GF Loans 2”) as of June 30, 2025, which use a typical REIT structure similar to other publicly offered REITs but are only available to investors through the Groundfloor platform. Under the provisions of ASC 810, Consolidation, we have determined that GF Loans 2 is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity’s economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of GF Loans 2 within the accompanying Consolidated Financial Statements. GF Loans 2 does not have third-party ownership interests as of June 30, 2025.

Under the provisions of ASC 810, Consolidation, we have determined that GF Loans 1 is a VIE for which Groundfloor is not the primary beneficiary. As such, the Company has not consolidated GF Loans 1 into the Consolidated Financial Statements. The Company accounts for its investment in GF Loans 1 as an equity-method investment and recorded its investment in this entity within “Other Assets” in the Company’s Consolidated Balance Sheets

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The following table presents the assets and liabilities of the Company’s consolidated VIEs, the Jacksonville JV and Groundfloor Loans 2, included in the Consolidated Balance Sheet as of June 30, 2025 and December 31, 2024, respectively. The assets and liabilities presented below include only the third-party assets and liabilities of the consolidated VIE and excludes any intercompany balances, which were eliminated upon consolidation.

	June 30,	December 31,
	2025	2024
Assets:
Cash	$538,678	$5,000
Loans to developers	4,173,719	7,582,177
Allowance for loans to developers	(155,921)	(325,316)
Interest receivable on loans to developers	-	-
Other real estate owned	21,083,293	13,575,966
Total assets	$25,639,769	$20,837,827

Liabilities:
Accounts payable and accrued expenses	$6,107	$19,537
Total liabilities	$6,107	$19,537

During 2024, the Company entered into three limited liability company agreements with independent third parties to form special purpose entities. The purpose of these entities is to facilitate secured lending arrangements between Groundfloor and the independent third parties.

Groundfloor’s contributions to these entities are mandatorily redeemable at the end of the stated term of each entity’s operating agreement and are recorded as investments in debt securities. The Company has determined that Groundfloor is not the primary beneficiary of either of these VIEs and as such, under ASC 810, Consolidation, has not consolidated these entities into the Condensed Consolidated Financial Statements. The Company has recorded its investment in these entities within “Investments in debt securities” in the Company’s Condensed Consolidated Balance Sheet.

In 2025, the Company entered into a credit facility agreement with an independent third party to form a special purpose entity. The purpose of this entity is to facilitate secured lending arrangements between Groundfloor and the independent third party and replaces one of the limited liability company agreements entered into in 2024. Groundfloor’s contributions to this entity are mandatorily redeemable at the end of the stated term of the credit facility and are recorded as investments in debt securities. The Company has determined that Groundfloor is not the primary beneficiary of these VIEs and as such, under ASC 810, Consolidation, has not consolidated these entities into the Condensed Consolidated Financial Statements. The Company has recorded its investment in these entities within “Investments in debt securities” in the Company’s Condensed Consolidated Balance Sheet.

As of June 30, 2025, the Company’s maximum potential loss in aggregate for unconsolidated VIEs is $8,717,000.

NOTE 5:	LOANS TO DEVELOPERS AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

Loans to Developers at Amortized Costs and Allowance for Expected Credit Losses

The Company provides financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,000,000 over six to twenty-four months.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The following table presents the carrying amount of “Loans to developers, net” by performance state as of June 30, 2025 and December 31, 2024, respectively:

	June 30,	December 31,
	2025	2024
Loan Performance State:
Current	$70,269,856	$149,815,318
Workout	28,725,267	28,914,437
Fundamental Default	51,600,250	45,866,9509
Amortized Cost	$150,595,373	$224,596,705
Less: Allowance for loan losses	(2,758,584)	(4,781,901)
Carrying amount	$147,836,789	$219,814,804

Allowance for Loan Losses

In assessing the CECL allowance, we considered historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The following tables present analyses of the allowance for loan losses for the six months ended June 30, 2025, and year ended December 31, 2024:

Balance
Allowance for loan losses, December 31, 2024	$4,781,901
Writeoff of loan allowance	(2,023,317)
Provision for losses	-
Recoveries	-
Allowance for loan losses, June 30, 2025	$2,758,584

Balance
Allowance for loan losses, December 31, 2023	$5,086,957
Writeoff of loan allowance	(4,293,400)
Provision for losses	3,988,344
Recoveries	-
Allowance for loan losses, December 31, 2024	$4,781,901

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company’s application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination based on an assessment of each project and the proposed terms of the underlying loan., which reflect the overall risk of the Loan.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The relevant factors assessed by the Company’s proprietary grading algorithm include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location. These indicators take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower and correlate with how well management believes the loan will perform.

The following tables present the carrying amount of “Loans to developers” by portfolio segment and vintage of origination as of June 30, 2025 and December 31, 2024:

	Year Originated
	2025	2024	2023	2022	2021	2020 and earlier	Total
Loan grades:
A	$-	$3,920,874	$1,138,568	$-	$504,964	$-	$5,564,406
B	-	40,480,553	7,166,495	1,192,881	666,847	71,880	49,578,656
C	-	41,741,627	21,450,548	5,806,477	3,472,599	91,100	72,562,352
D	-	9,951,122	5,683,656	3,275,034	776,693	70,094	19,756,598
E	-	1,979,970	512,550	431,673	209,168	-	3,133,361
F	-	-	-	-	-	-	-
G	-	-	-	-	-	-	-
Amortized Cost	$-	$98,074,146	$35,951,817	$10,706,065	$5,630,271	$233,074	$150,595,373
Less: Allowance for loan losses							(2,758,584)
Carrying Amount at June 30, 2025							$147,836,789

	Year Originated
	2024	2023	2022	2021	2020 and earlier	Total
Loan grades:
A	$4,997,798	$3,908,327	$-	$1,069,634	$-	$9,975,759
B	52,830,688	9,390,055	1,873,464	1,125,097	71,880	65,291,184
C	53,567,600	37,701,351	14,128,637	4,751,410	91,100	110,240,098
D	14,396,315	11,348,372	7,656,642	1,724,597	70,094	35,196,020
E	2,043,570	823,422	431,673	-	-	3,298,665
F	594,979	-	-	-	-	594,979
G	-	-	-	-	-	-
Amortized Cost	$128,430,950	$63,171,527	$24,090,416	$8,670,738	$233,074	$224,596,705
Less: Allowance for loan losses						(4,781,901)
Carrying Amount at December 31, 2024						$219,814,804

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Fundamental Default – This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs.

All credit quality indicators were updated as of June 30, 2025 and December 31, 2024.

The following tables present the carrying amount of “Loans to developers, amortized cost” by credit quality indicator and vintage of origination as of June 30, 2025 and December 31, 2024:

	Year Originated
	2024	2023	2022	2021	2020 and earlier	Total
Loan performance state:
Current	$69,958,186	$311,669	$-	$-	$-	$70,269,855
Workout	19,041,775	9,683,492	-	-	-	28,725,267
Fundamental Default	9,074,185	25,956,656	10,706,065	5,630,271	233,074	51,600,251
Amortized Cost	$98,074,146	$35,951,817	$10,706,065	$5,630,271	$233,074	$150,595,373
Less: Allowance for loan losses						(2,758,584)
Carrying Amount at June 30, 2025						$147,836,789

	Year Originated
	2024	2023	2022	2021	2020 and earlier	Total
Loan performance state:
Current	$127,733,507	$22,081,811	$-	$-	$-	$149,815,318
Workout	289,245	27,705,405	919,787	-	-	28,914,437
Fundamental Default	408,198	13,384,311	23,170,629	8,670,738	233,074	45,866,950
Amortized Cost	$128,430,950	$63,171,527	$24,090,416	$8,670,738	$233,074	$224,596,705
Less: Allowance for loan losses						(4,781,901)
Carrying Amount at December 31, 2024						$219,814,804

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when, in management’s judgement, the collection of the interest income is less than probable. Once a loan has been placed in nonaccrual status, it will stop accruing interest income. Additionally, any corresponding limited recourse obligations will stop accruing interest expense. Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against interest income. Likewise, the corresponding accrued interest payable is written off against interest expense.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The following tables present an analysis of Loans by aging schedule as of June 30, 2025 and December 31, 2024:

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:
Current	$70,269,855	$(331,828)	$69,938,027
Less than 90 days past due	24,651,575	(152,821)	24,498,754
More than 90 days past due	55,673,943	(2,273,935)	53,400,008
Total as of June 30, 2025	$150,595,373	$(2,758,584)	$147,836,789

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:
Current	$145,072,983	$(2,243,442)	$142,829,541
Less than 90 days past due	17,849,768	(344,995)	17,504,773
More than 90 days past due	61,673,954	(2,139,464)	59,480,490
Total as of December 31, 2024	$224,596,705	$(4,781,901)	$219,814,804

The following is a summary of information pertaining to loans in nonaccrual status as of June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
Nonaccrual loans, amortized cost basis:	$44,084,485	$47,656,878

Interest income recognized on nonaccrual loans	$1,701,065	$1,454,052

Loans to Developers at Fair Value

The Company provides financing to borrowers for real estate-related loans. Effective January 1, 2025, the Company elected the fair value option on all loans to developers originated or purchased. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,000,000 over six to twenty-four months.

The following table presents the carrying amount of “Loans to developers, at fair value” by performance state as of June 30, 2025 and December 31, 2024, respectively:

	June 30,	December 31,
	2025	2024
Loan Performance State:
Current	$103,355,621	$-
Workout	477,381	-
Fundamental Default	-	-
Carrying amount	$103,833,002	$-
Less: Adjustments to fair value	-	-
Loans to developers, at fair value	$103,833,002	$-

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The relevant factors assessed by the Company’s proprietary grading algorithm include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location. These indicators take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower and correlate with how well management believes the loan will perform.

The following tables present the carrying amount of “Loans to developers, at fair value” by portfolio segment and vintage of origination as of June 30, 2025:

	Year Originated
	2025	2024	Total
Loan grades:
A	$9,903,584	$365,456	$10,269,040
B	41,876,371	-	41,876,371
C	38,974,540	104,310	39,078,850
D	11,191,899	342,848	11,534,746
E	589,603	-	589,603
F	154,947	-	154,947
G	329,445	-	329,445
Carrying Value	$103,020,389	$812,613	$103,833,002
Less: FV Adjustments			-
FV of Loans at June 30, 2025			$103,833,002

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs.

All credit quality indicators were updated as of June 30, 2025 and December 31, 2024.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The following tables present the carrying amount of “Loans to developers, at fair value” by credit quality indicator and vintage of origination as of June 30, 2025:

	Year Originated
	2025	2024	Total
Loan performance state:
Current	$102,543,008	$812,613	$103,355,621
Workout	477,381	-	477,381
Fundamental Default	-	-	-
Carrying Amount	$103,020,389	$812,613	$103,833,002
Less: Adjustments to FMV of loans			-
Loans at FMV at June 30, 2025			$103,833,002

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when, in management’s judgement, the collection of the interest income is less than probable. Once a loan has been placed in nonaccrual status, it will stop accruing interest income. Additionally, any corresponding limited recourse obligations will stop accruing interest expense. Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against interest income. Likewise, the corresponding accrued interest payable is written off against interest expense.

The following tables present an analysis of Loans by aging schedule as of June 30, 2025 and December 31, 2024:

Fair Value
Aging schedule:
Current	$103,355,621
Less than 90 days past due	477,381
More than 90 days past due	-
Total as of June 30, 2025	$103,833,002

There are no loans to developers, at fair value in nonaccrual status as of June 30, 2025 and December 31, 2024.

NOTE 6:	OTHER CURRENT AND NONCURRENT ASSETS

“Other current assets” at June 30, 2025 and December 31, 2024, consists of the following:

	June 30,	December 31,
	2025	2024
Asset management fees receivable	$5,599,225	$2,088,672
Advances receivable	3,450,327	3,670,196
Investments in real estate	2,640,627	3,689,205
Due from related party	303,333	1,894,144
Financing Receivable – B3 Preferred	-	142,194
Other	473,988	237,031
Other current assets	$12,467,500	$11,721,442

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

“Other assets” at June 30, 2025 and December 31, 2024, consists of the following:

	June 30,	December 31,
	2025	2024
Advances receivable	9,007,814	7,361,911
Operating lease right of use assets	1,058,725	1,071,329
Investments in real estate	666,690	751,431
Other	55,000	60,000
Other assets	$10,788,229	$9,244,671

NOTE 7:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at June 30, 2025 and December 31, 2024, consists of the following:

	June 30,	December 31,
	2025	2024
Software and website development costs	$11,898,254	$10,765,369
Furniture and fixtures	268,786	263,234
Computer equipment	186,202	174,341
Leasehold improvements	95,463	95,463
Office equipment	49,013	44,748
Domain names	30,000	30,000
Total property, equipment, software, website, and intangible assets	12,527,718	11,373,155
Less: accumulated depreciation and amortization	(9,036,472)	(7,851,474)
Property, equipment, software, website and intangible assets, net	$3,491,246	$3,521,681

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the six months ended June 30, 2025, and 2024 was $1,222,996 and $1,117,527, respectively. Amortization of software and website development costs is included as a component of “Development” and depreciation of property, equipment, and intangible assets is included as a component of “General and administrative” in the Condensed Consolidated Statements of Operations.

NOTE 8:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at June 30, 2025 and December 31, 2024, consists of the following:

	June 30,	December 31
	2025	2024
Accrued interest expense (1)	$2,245,623	$1,657,168
Deferred loan origination fees	1,189,205	3,979,794
Trade accounts payable	910,554	1,352,821
Accrued employee compensation	752,178	434,848
Other	107,549	90,558
Accounts payable and accrued expenses	$5,205,109	$7,515,189

(1)	“Accrued interest expense” includes interest related to corporate debt instruments as described in Note 9.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 9:	DEBT

2023 Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued subordinated convertible notes (the “2023 Subordinated Convertible Notes”) to Investors for total proceeds of $7,631,595. The 2023 Subordinated Convertible Notes bear interest at the rate of 12.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 24, 2025, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “2023 Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2023 Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2023 Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the 2023 Subordinated Convertible Notes Qualified Preferred Financing. At any time after April 1, 2024, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. The Company adopted ASU 2020-06 on January 1, 2024, using the modified retrospective transition method, recognizing a cumulative-effect adjustment to accumulated deficit as of that date. As a result, there is no beneficial conversion feature recognized for any period presented in these Condensed Consolidated Financial Statements.

The following table summarizes the outstanding balances related to the 2023 Subordinated Convertible notes presented within the Company’s Consolidated Balance Sheets, as well as the interest expense recognized for the six month’s ended June 30, 2025 and 2024 respectively:

	June 30, 2025	December 31, 2024
2023 Subordinated Convertible notes
Unpaid Principal Balance - current	$7,631,595	$7,631,595
Carrying balance	$7,631,595	$7,631,595
Accrued interest on 2023 Subordinated Convertible notes	$1,606,714	$1,133,660

	For the six months ended June 30,
	2025	2024
Interest expense on corporate debt instruments	$474,877	$696,938

2023 Mezzanine Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued mezzanine subordinated convertible notes (“2023 Mezzanine Convertible Notes”) to investors for total proceeds of $2,297,974. The 2023 Mezzanine Convertible Notes bear interest at the rate of 10.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable in 19 equal quarterly installments beginning on April 1, 2024 and thereafter on the first day following the end of each fiscal quarter, such that the 2023 Mezzanine Convertible Notes shall be repaid the earlier of October 1, 2028, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company ( “2023 Mezzanine Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2023 Mezzanine Convertible Notes Qualified Preferred Financing”) prior to the 2023 Mezzanine Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time prior to April 1, 2024, the investor may elect to convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. The Company adopted ASU 2020-06 on January 1, 2024, using the modified retrospective transition method, recognizing a cumulative-effect adjustment to accumulated deficit as of that date. As a result, there is no beneficial conversion feature recognized for any period presented in these Condensed Consolidated Financial Statements.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

In 2024, certain holders of 2023 Mezzanine Subordinated Convertible Notes converted their holdings into common stock, at the discretion of the noteholder. Pursuant to the terms of the contractual agreement, noteholders converted notes with a principal balance of $245,257 and accrued interest of $8,309 into 6,414 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

The following table summarizes the outstanding balances related to the 2023 Mezzanine Subordinated Convertible notes presented within the Company’s Consolidated Balance Sheets, as well as the interest expense recognized for the six month’s ended June 30, 2025 and 2024 respectively:

	June 30, 2025	December 31, 2024
2023 Mezzanine Subordinated Convertible notes
Unpaid Principal Balance – current	$399,549	$378,436
Unpaid Principal Balance – noncurrent	1,211,531	1,416,727
Carrying balance	$1,611,080	$1,795,163
Accrued interest on 2023 Mezzanine Subordinated Convertible notes	$120,816	$106,939

	For the six months ended June 30,
	2025	2024
Interest expense on corporate debt instruments	$110,577	$159,703

2025 Subordinated Convertible Notes

From January 2025 to May 2025, the Company issued subordinated convertible notes (“2025 Subordinated Convertible Notes”) to investors for total proceeds of $9,189,000. The 2025 Convertible Notes bear interest at the rate of 11.0% - 11.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on July 31, 2026, such that the 2025 Subordinated Convertible Notes shall be repaid the earlier of July 31, 2026, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (“2025 Subordinated Convertible Notes Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“2025 Subordinated Convertible Notes Qualified Preferred Financing”) prior to the 2025 Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after June 30, 2025, the investor may elect to convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

The following table summarizes the outstanding balances related to the 2025 Subordinated Convertible notes presented within the Company’s Consolidated Balance Sheets, as well as the interest expense recognized for the six months ended June 30, 2025 and 2024 respectively:

	June 30, 2025	December 31, 2024
2025 Subordinated Convertible notes
Unpaid Principal Balance – noncurrent	$9,189,000	$-
Carrying balance	$9,189,000	$-
Accrued interest on 2025 Subordinated Convertible notes	$-	$-

	For the six months ended June 30,
	2025	2024
Interest expense on corporate debt instruments	$276,651	$-

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Groundfloor Notes

During 2024 and 2025, the Company entered into various secured promissory notes, (“Groundfloor Notes”), with investors. The Groundfloor Notes are used by the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land for commercial purposes. The Groundfloor Notes are issued and secured by the assets of Groundfloor Real Estate 2 LLC, a wholly-owned subsidiary of Groundfloor Finance, Inc. As collateral security for Groundfloor Notes, the Company granted first priority security interest in all the loan assets of Groundfloor Real Estate 2 LLC to the investors in Groundfloor Notes, subject to certain exceptions.

The following table describes the terms and amounts of Groundfloor Notes offered as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and 2024, respectively:

	For the six months ended June 30,
	2025	2024
Groundfloor Notes
Number of notes issued	13	13
Stated interest rate	8.0% - 12.0%	7.0% - 11.5%
Term	30 days – 24 months	30 days – 24 months
Interest expense recognized for the period	$980,215	$1,651,000

	As of
	June 30, 2025	December 31, 2024
Principal outstanding – current	$8,558,991	$6,922,900
Principal outstanding – noncurrent	13,917,269	8,587,700
Carrying balance	$22,476,260	$15,510,600
Accrued interest	$118,243	$3,242

Stairs Notes

During 2024 and 2025, the Company entered into various secured promissory notes (“Stairs Notes”) with investors. The Stairs Notes are issued and secured by the assets of Groundfloor Yield LLC, a wholly-owned subsidiary of Groundfloor Finance, Inc. Investors in Stairs Notes do not directly invest in loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof were used primarily to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land for commercial purposes. As collateral security for Stairs Notes, the Company granted first priority security interest in all the loan assets of Groundfloor Yield LLC to investors in Stairs Notes, subject to certain exceptions.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The following table describes the terms and amounts of Groundfloor Notes offered as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and 2024, respectively:

	For the six months ended June 30,
	2025	2024
Stairs Notes
Number of notes issued	35	76
Stated interest rate	5.0% - 10.5%	4.0% - 10.0%
Term	30 days – 24 months	30 days – 24 months
Interest expense recognized for the period	$3,878,879	$4,062,670

	As of
	June 30, 2025	December 31, 2024
Principal outstanding – current	$98,415,967	$95,240,000
Principal outstanding – noncurrent	-	2,696,000
Carrying balance	$98,415,967	$97,936,000
Accrued interest	$517,323	$419,108

NOTE 10:	BOND OFFERINGS

In December 2024, the Company completed the issuance of $57,986,000 Class A mortgage-backed notes (“2024 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust (“2024 Issuer”). The 2024 Class A Notes have a stated maturity date of December 2027 and are secured by the underlying Loans of the 2024 Issuer. The interest rate on the 2024 Class A Notes is 7.387% and payments on the 2024 Class A Notes are made on the 25th of each month beginning in January 2025. The stated final payment date of the Notes will be in December 2027.

The Company holds the responsibility to repay the 2024 Class A Note holders. The Company will collect repayments on loans that are collateral of the 2024 Class A Notes and remit those repayments to the 2024 Issuer. The underlying loans have maturity dates through October 2025. The net proceeds of loan repayments, not yet used to pay the outstanding note balance are $6,698,276 and included in "Restricted cash" within the Company's Condensed Consolidated Balance Sheet as of June 30, 2025.

We recognized $1,570,404 of debt offering costs, which have been deferred and will be amortized over the term of the 2024 Class A Notes. For the six months ended June 30, 2025, we recognized $268,247 in amortization of debt offering costs in the Company's Condensed Consolidated Statement of Operations.

In May 2025, the Company completed the issuance of $62,063,000 Class A mortgage-backed notes (“2025 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust 2025-1 (“2025-1 Issuer”). The 2025 Class A Notes have a stated maturity date of May 2028 and are secured by the underlying Loans of the 2025-1 Issuer. The interest rate on the 2025 Class A Notes is 7.16625% and payments on the 2025 Class A Notes are made on the 25th of each month beginning in June 2025. The stated final payment date of the Notes will be in May 2028.

The Company holds the responsibility to repay the 2025 Class A Note holders. The Company will collect repayments on loans that are collateral of the 2025 Class A Notes and remit those repayments to the Issuer. The underlying loans have maturity dates through September 2026. The net proceeds of loan repayments, not yet used to pay the outstanding note balance is $4,631,998 and included in "Restricted cash" within the Company's Condensed Consolidated Balance Sheet as of June 30, 2025.

We recognized $1,428,082 of debt offering costs, which have been deferred and will be amortized over the term of the 2025 Class A Notes. For the six months ended June 30, 2025, we recognized $14,076 in amortization of debt offering costs in the Company's Condensed Consolidated Statement of Operation.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 11:	STOCKHOLDERS’ Equity (Deficit)

Capital Structure

Authorized Common Shares - As of June 30, 2025, the Company is authorized to issue 30,000,000 shares of no par value common stock and 20,000,000 shares of no par value preferred stock. The preferred stock has been designated as Series B-2 Preferred Stock ( “Series B-2”), consisting of 243,348 shares, Series A Preferred Stock (“Series A”), consisting of 747,373 shares, Series B Preferred Stock (“Series B”), consisting of 441,940 shares, Series Seed Preferred Stock (“Series Seed”), consisting of 568,796 shares, and Series B-3 Preferred Stock (“Series B-3”), consisting of 230,000 shares (collectively, “Preferred Stock”).

Preferred Stock Transactions

In January 2024, the Company launched an offering of 14,503 shares of B-3 Preferred Stock at $46 per share to existing shareholders via the Groundfloor platform (“2024 Series B-3 Preferred Stock Offering”). The offering closed in April 2024, and the Company received gross proceeds of $667,140 in exchange for the issuance of 15,413 shares of the Company’s B-3 Preferred Stock.

From September to December 2024, the Company launched and offering of its B-3 Preferred Stock (the “Republic Offering”) offering shares under Regulation CF, using a third party, Republic, to facilitate the offering. The Company offered shares of its B-3 Preferred Stock at $50 per share. As a result, the company received gross proceeds of $1,147,425, less offering costs of $111,191, in exchange for the issuance of 24,638 shares of Series B-3 Preferred Stock.

The following is a summary of the rights and privileges of the Preferred Stockholders as of June 30, 2025 and December 31, 2024.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B-2 shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B, Series A, Series Seed, Series B-3 or common stock, an amount per share equal to the greater of: i) the Series A original issue price of $30.82 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series B-2 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-2 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-2 pro rata in accordance with their ownership thereof.

After payment in full of the Series B-2 preference amount, the Series B stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B original issue price of $18.23 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B pro rata in accordance with their ownership thereof.

After payment in full of the Series B preference amount, the Series A stockholders are entitled to a liquidation preference equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof.

After payment in full of the Series Seed preference amount, the Series B-3 stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B-3 original issue price of $43.90 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B-3 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-3 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-3 pro rata in accordance with their ownership thereof.

Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $20,000,000. All outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock, respectively, each voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 12:	stock options and warrants

Stock Options

The Company adopted the 2013 Stock Option Plan (“2013 Plan”) in August 2013 and subsequently amended it in January 2022 (“Amended Plan”). The Amended Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of 950,000 shares of common stock for issuance pursuant to the Amended Plan. The plan expired and was not further amended.

In February of 2024, the Company adopted the 2024 Stock Option Plan (“2024 Plan”). The 2024 Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of 638,584 shares of common stock for issuance pursuant to the 2024 Plan. As of June 30, 2024, 211,976 shares of the Company’s common stock remained available for future issuance under the 2024 Plan.

During the six months ended June 30, 2025 and 2024, the Company issued 15,150 and 19,250 stock options, respectively, and 9,988 and 46,833 stock options, respectively, were exercised with weighted average exercise prices of $3.59 and $1.01, respectively.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of June 30, 2025, there was $1,346,000 of total unrecognized compensation cost related to stock option arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.8 years.

The Company recorded $29,884 and $35,232 in non-employee and $479,526 and $279,616 in employee share-based compensation expense during the six months ended June 30, 2025, and 2024, respectively.

Performance-Based Grants

During 2021, the Company granted performance-based awards to employees that entitled the recipients to earn up to 162,500 shares, if certain performance criteria are achieved over a three-year period. The actual number of shares to be issued will be determined by when performance criteria are met during the three-year period. The performance-based awards granted are based upon the Company’s ability to achieve certain investor customer acquisition targets. Performance based awards are recognized as compensation expense based on fair value on date of grant, the number of shares management ultimately expects to vest and the vesting period.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model, which resulted in a grant date fair value of approximately $502,800, or $9.28 per option.

During the six months ended June 30, 2025 and 2024 compensation expense of $8,895 and $52,801 was recognized for performance awards, respectively.

At June 30, 2025, the unrecognized compensation cost related to the unvested shares was $5,900, which will be recognized over a weighted-average remaining vesting period of 0.3 years.

Equity Incentive Plan

In February 2022, the Company issued stock options to certain employees, which contained an early exercise provision whereby the options were exercisable immediately by the holder upon issuance. Pursuant to the terms of the stock option agreement, certain of the employees elected to participate in the early exercise option to purchase shares of the Company’s common stock. The Company issued 224,000 shares of common stock, at a per share price of $19.20, to the employees who elected to participate in the early exercise.

Shares of common stock issued upon the early exercise of options are not considered outstanding, for accounting purposes, as the grantee is not yet entitled to the rewards of share ownership. As such, the shares of common stock resulting from the early exercise are not shown as outstanding on the Company’s Condensed Consolidated Balance Sheet until the satisfaction of the vesting conditions have been met.

The shares of common stock were purchased by each employee in exchange for a promissory note (“Equity Incentive Promissory Note”), which accrues interest at the rate of 1.4% per annum and is partially collateralized by the assets of the employee (the Equity Incentive Promissory Notes are 50% recourse and 50% non-recourse). Although the Equity Incentive Promissory Note was issued as partially recourse, the Promissory Note must be accounted for as non-recourse in its entirety as the recourse provisions of the Equity Incentive Promissory Note are not aligned with a corresponding percentage of the underlying shares.

Accordingly, the Company has accounted for the combination of the issuance of Equity Incentive Promissory Notes to employees in exchange for shares of common stock as a stock option for accounting purposes, as the substance is similar to the grant of an option. While the shares of common stock issued to the employees in exchange for a Equity Incentive Promissory Note are considered legally issued, the shares are not deemed outstanding, for accounting purposes, until all of the options are fully vested and the outstanding principal and accrued interest due on the Equity Incentive Promissory Note are repaid in full.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model, which resulted in a total grant date fair value of approximately $2,270,000, or $9.38 per option.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

During the six months ended June 30, 2025 and 2024, 667 and 10,500 of the remaining outstanding shares vested and the Company recognized $3,174 and $330,656 of share-based compensation expense related to these options, respectively.

At June 30, 2025, the remaining shares vested, and there was no unrecognized compensation cost related to the equity incentive plan.

Restricted Common Stock Purchase

In October 2021, an employee purchased 34,720 shares of common stock (the “Restricted Stock”) at a purchase price of $19.20, under the terms of a restricted common stock purchase agreement. These shares were purchased in exchange for a promissory note (the “Restricted Stock Promissory Note”) equal to $666,624. The Restricted Stock issuance vests in equal installments every three months after the Initial Vesting Commencement Date, subject to the employee’s continuous service with the Company. The Company may repurchase all of the unvested shares following the employee’s termination at the original purchase price. The Restricted Stock Promissory Note accrues interest at the rate of 0.86% per annum and are repayable at the earlier of (a) October 15, 2025; (b) the occurrence of SOX compliance issues; or (c) the occurrence of a change of control. The Restricted Stock Promissory Note is fully collateralized by the 34,720 shares purchased by the employee per the restricted common stock purchase agreement.

The Restricted Stock Promissory Note issued by the Company is stated as a full-recourse note however management has accounted for the Restricted Stock Promissory Note as non-recourse since it is forgiven in one fifth installments at the yearly anniversary of employment and the amount of the Restricted Stock Promissory Note is aligned with a corresponding percentage of the underlying shares. Accordingly, the non-recourse note received by the Company as consideration for the issuance of the restricted stock has been considered a stock option for accounting purposes as the substance is similar to the grant of an option. The exercise price is the principal due on the note. The stated interest rate of the Restricted Stock Promissory Note is reflected as the dividend yield. The fair value of the award is recognized over the requisite service period (not the term of the Promissory Note) through a charge to compensation cost. The maturity date of the Restricted Stock Promissory Notes reflects the legal term for purposes of valuing the award.

In November 2024, the employee terminated their relationship with the Company. The Company agreed to forgive $99,994 of the remainder of the promissory note, and repurchased 8,680 shares to settle the remaining $166,656 on the promissory note.

During the six months ended June 30, 2025, and 2024, 0 and 4,340 of the outstanding shares vested and the Company recognized $0 and $160,875 of stock-based compensation expense, respectively.

Warrants

As of June 30, 2025 and December 31, 2024, the Company had 62,324 warrants issued and outstanding for the purchase of common stock. During the six months ended June 30, 2025 and 2024, we did not recognize expense related to amortization of warrant discounts.

During the six months ended June 30, 2025 and 2024, no warrants were exercised in exchange for the issuance of common stock.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 13:	INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2025. Therefore, no United States federal, state, or foreign income taxes are expected for 2025 and none have been recorded as of June 30, 2025.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

NOTE 14:	COMMITMENTS AND CONTINGENCIES

In April 2024, the Company entered into a noncancelable operating lease agreement for office space. At the time of the lease inception, the company recognized a Right-of-use (“ROU”) asset of $1,197,159 and lease liability of $1,205,466 with an incremental borrowing rate of 11% and weighted average remaining lease period of 5.3 years.

In March 2025, the Company entered into a noncancelable operating lease agreement for office space. At the time of the lease inception, the company recognized a Right-of-use (“ROU”) asset of $81,339 and lease liability of $81,339 with an incremental borrowing rate of 7.39% and remaining lease period of 3 years.

The ROU assets and lease liabilities are included within “Other Assets” and “Other Liabilities,” respectively, in our Condensed Consolidated Balance Sheet.

As of June 30, 2025, the amounts of the annual future minimum lease payments under noncancelable operating leases obligations are as follows:

June 30, 2025
Remainder of 2025	$176,274
2026	332,110
2027	369,641
2028	357,084
2029	299,564
$1,534,673

The Company is subject to legal proceedings which arise in the ordinary course of business. In the opinion of the Company, the resolution of these matters will not have a material adverse impact on the Company’s consolidated financial position or results of operations.

NOTE 15:	RELATED PARTY TRANSACTIONS

Moma Walnut, LLC

In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. As of June 30, 2025 and December 31, 2024, the related party loan receivable and accrued interest thereon are presented in the Condensed Consolidated Balance Sheets as a component of “Other current assets” in the amount of $303,333 and $303,333, respectively.

GROUNDFLOOR FINANCE INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Groundfloor Land SPE I

In November 2024, the Company provided funds of $1,000,000 on behalf of Groundfloor Land SPE I. This amount was fully reimbursable by Groundfloor Land SPE I, and was collected in May 2025. The funds accrue no interest, and are presented in the Consolidated Balance Sheets as a component of “Other current assets” in the amount of $0 and $0, respectively.

NOTE 16:	SUBSEQUENT EVENTS

Subsequent events were evaluated through September 30, 2025, the date the Consolidated Financial Statements were available to be issued. Based on this evaluation, it was determined that subsequent events have occurred that require disclosure in the consolidated financial statements.

On September 5, 2025 the Company began a shareholder offering of its Common Stock at $55 per share to existing shareholders on its platform. The offering is still ongoing.

EXHIBITS

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
1.1	Agreement dated February 14, 2020, by and between Groundfloor Finance Inc. and SI Securities, LLC		1-A	024-11188	1.1	April 3, 2020

2.1	Form of Groundfloor Finance Inc. Third Amended and Restated Articles of Incorporation		1-A/A	024-11188	2.1	June 8, 2020

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Preferred Stock Voting Agreement		1-A/A	024-10758	3.2	February 7, 2018

3.3	Common Stock Voting Agreement		1-A/A	024-10758	3.3	February 7, 2018

3.4	Common Stock Subscription Agreement		1-A/A	024-10758	3.4	February 7, 2018

4.1	Form of Series B Stock Subscription Agreement		1-A/A	024-11188	4.1	June 8, 2020

4.2	Form of Series B Stock Investors’ Rights Agreement		1-A/A	024-11188	4.2	June 8, 2020

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended	1-A POS	024-10496	6.10	October 18, 2017

6.11	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC	1-A POS	024-10758	6.11	February 7, 2018

6.12	Servicing Agreement with Harvest Residential Loan Acquisition, LLC	1-A POS	024-10758	6.12	February 7, 2018

6.13	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC	1-A/A	024-11188	6.13	June 15, 2020

8.1	Escrow Agreement by and among Groundfloor Finance Inc., SI Securities, LLC, and The Bryn Mawr Trust Company of Delaware	1-A/A	024-11188	8.1	June 8, 2020

10.1	Power of attorney	1-A/A	024-11188	10.1	June 15, 2020

11.1	Consent of Cherry Bekaert LLP	1-K	24R-00003	11.1	March 31, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 30, 2025.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)
Nick Bhargava

*	Director
Luke Timberlake

*	Director
Bruce Boehm

*	Director
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact